UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _________)*

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Steven A. Museles Chief Legal Officer CapitalSource Inc. 4445 Willard Avenue, 12th Floor Chevy Chase, MD 20815 (301) 841-2700	James E. Showen, Esq. Hogan & Hartson L.L.P. 555 Thirteenth Street, N.W. Washington, D.C. 20004 (202) 637-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2

SCHEDULE 13D

1	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

John K. Delaney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO		☐
ITEMS 2(d) or 2(e) ¨

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
		7,422,664
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		1,400,000
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		7,422,664
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		1,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,822,664

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 14055X 10 2

Item 1. Security and Issuer

             This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of CapitalSource Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815.

Item 2. Identity and Background

            (a) This Schedule 13D is being filed by John K. Delaney (the “Reporting Person”).

            (b) The principal business address of the Reporting Person is c/o CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815.

            (c) The Reporting Person is the Chief Executive Officer and a Director of the Issuer.

            (d) The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

            The Shares owned by the Reporting Person and disclosed herein were received in exchange for 8,822,664 units of membership interest in CapitalSource Holdings LLC in connection with the merger of a wholly owned subsidiary of CapitalSource Inc. with and into CapitalSource Holdings LLC (the “Merger”). In the Merger, the units of membership interest in CapitalSource Holdings LLC were exchanged on a one-for-one basis with the Shares. The Merger became effective on August 6, 2003. The Issuer completed an initial public offering for its Shares on August 12, 2003 (the “Closing”). The initial public offering price of the Shares was $14.50 per Share.

            No monetary consideration was paid by the reporting person in connection with the exchange of the units of membership interest in CapitalSource Holdings LLC for the Shares.

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Item 4. Purpose of Transaction

            As described above in Item 3, the Shares were acquired pursuant to the Merger. The Reporting Person beneficially owns the Shares for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional Shares. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and, subject to the Lock-up Agreement described in Item 6, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Shares which he now owns or may hereafter acquire.

            The Shares reported herein include 1,400,000 Shares owned directly by the 1997 Delaney Family Trust, an irrevocable trust for the benefit of the Reporting Person’s children. The trustee of the 1997 Delaney Family Trust may, from time to time, sell the Shares owned by the 1997 Delaney Family Trust or distribute the Shares to the beneficiaries of the 1997 Delaney Family Trust. The exact number of Shares to be sold or distributed and the time of such sales or distributions will be dependent upon market conditions and other factors deemed relevant by the trustee of the 1997 Delaney Family Trust.

            On August 12, 2003 the Issuer completed an initial public offering for 21,300,000 Shares, including 5,300,000 shares which were sold by certain shareholders of the Issuer. The underwriters for the initial public offering purchased 2,130,000 additional Shares from the Issuer to cover over-allotments of Shares. The Reporting Person did not purchase or sell any Shares in the initial public offering.

            At the Closing, the Issuer implemented an Employee Stock Purchase Plan. The purpose of the Employee Stock Purchase Plan is to permit eligible employees to purchase Shares of the Issuer at a discount of up to 15% from the lower of the price of the Shares on the first or last trading day of the offering period, except that the purchase price for the first offering period will be equal to the lesser of the initial public offering price of the Shares and the fair market value of the Shares on the last day of the purchase period. All of the Issuer’s employees whose customary employment is more than 20 hours per week and for more than five months in any calendar year will be eligible to participate in this plan, provided that any employee who would own five percent or more of the total combined voting power or value of the Issuer’s Shares immediately after any grant is not eligible to participate. The first offering period under the Employee Stock Purchase Plan commenced with the initial public offering and will end on the last day of the year. For the first offering period, eligible employees were automatically enrolled in the Employee Stock Purchase Plan prior to the commencement of the offering period. Participants are able to elect to continue their participation in the Employee Stock Purchase Plan through payroll deductions or withdraw from participation in the plan. The Issuer reserved 2,000,000 Shares for issuance under the Employee Stock Purchase Plan. Since the Reporting Person already holds in excess of five percent of the Shares, the Reporting Person will not be eligible to participate in the Employee Stock Purchase Plan.

           Except as described herein, the Reporting Person is not aware of any present plans or proposals that relate to, or would result in, the acquisition or disposition by any person of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or the dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, or a change in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.

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Item 5. Interest in Securities of the Issuer

            (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 8,822,664 Shares, which represents 7.5% of the Issuer’s Shares at the Closing. The Shares beneficially owned by the Reporting Person include 1,400,000 Shares held by the 1997 Delaney Family Trust, an irrevocable trust for the benefit of the Reporting Person’s children.

            (b) As of the date of this report the Reporting Person has the sole power to vote or direct the voting of, or dispose or direct the disposition of 7,422,664 Shares. The Reporting Person shares power with Elaine Delaney, the trustee (the “Trustee”) of the 1997 Delaney Family Trust to vote or direct the voting of, or dispose of 1,400,000 Shares held by the 1997 Delaney Family Trust. The Trustee’s address is c/o John K. Delaney, CapitalSource Inc., 4445 Willard Avenue, 12th Floor, Chevy Chase, MD 20815. The Trustee is a citizen of the United States, is not presently employed, and has not been involved in any proceeding described in Items 2(d) or (e).

            (c) Neither the Reporting Person nor the Trustee has effected any transactions, other than those described herein, in the class of securities described herein during the past 60 days.

            (d) The Trustee has the power to direct the receipt of dividends from or the proceeds from the sale of Shares to the Reporting Person’s children.

            (e) The Reporting Person remains the beneficial owner of more than five percent of the class of securities described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             The Reporting Person is entitled to certain rights with respect to the registration of the Shares under the Securities Act of 1933 pursuant to an Amended and Restated Registration Rights Agreement that the Issuer entered into with certain of its shareholders on August 20, 2002 (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, at any time six months following the effectiveness of the Issuer’s initial public offering, these shareholders have the right, subject to certain limitations, to demand the registration of their Shares provided that the aggregate market value of the Shares to be registered equals at least $25 million. If the aggregate market value of the Shares proposed to be registered does not equal $25 million, but all of the holders of registrable securities demand that the Issuer register all of their Shares and the Shares have a then-aggregate value of at least $10 million, then the Issuer also must register such Shares. Under the

CUSIP No. 14055X 10 2

agreement, no party may exercise their right to demand registration of any Shares if the Issuer has previously undertaken three registrations of common stock at the demand of that party, the Issuer has registered any Shares pursuant to a demand by any party to the Registration Rights Agreement in the preceding six months or the sixth anniversary of the initial public offering has occurred. Furthermore, the Issuer is only obligated to effect a total of up to four such “demand” registrations, provided, however, that any such registration statement that the Issuer files in response to such a demand must remain effective for the longer of six months or until the date on which all of the securities registered under such registration statement have been sold. Subject to the exceptions and limitations set forth in the Registration Rights Agreement, the holders of registrable securities under the Registration Rights Agreement have unlimited piggyback registration rights for a six-year period following the date of the initial public offering. In the event that the Issuer becomes eligible to register securities by means of a registration statement on Form S-3, the holders of registrable securities have a right to request that their Shares be included in any registration on Form S-3 provided that the market value of the Shares proposed to be registered equals at least $10 million. This right is subject to certain exceptions and limitations set forth in the Registration Rights Agreement. This summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement. For a copy of the Registration Rights Agreement, see Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1, filed by the Issuer on June 12, 2003, which agreement is incorporated herein by reference.

             Pursuant to a Lock-up Agreement, dated July 22, 2003 (the “Lock-up Agreement”), the Reporting Person agreed to not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares or securities convertible into or exchangeable or exercisable for any Shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Issuer’s Shares, whether any of these transactions are to be settled by delivery of the Issuer’s Shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC, as representatives of the group of underwriters for the initial public offering of the Issuer’s Shares, for a period of 180 days after August 6, 2003. A transfer of securities (i) to a family member, (ii) to a trust, (iii) as a bona fide gift or (iv) to an affiliate (as that term is defined in Rule 405 under the Securities Act of 1933, as amended) may be made, provided the transferee agrees to be bound in writing by the above restrictions prior to the transfer. In addition, a sale of securities to the Issuer solely to satisfy tax withholding obligations incurred as a result of the vesting of restricted stock acquired pursuant to an incentive plan will not be subject to the restrictions. This summary of the Lock-up Agreement is qualified in its entirety by the full terms and conditions of the Lock-up Agreement. For a copy of the Lock-up Agreement, see Exhibit B hereto. The Issuer’s other officers and directors and the holders of substantially all of its equity securities outstanding prior to the Closing have entered into similar agreements.

CUSIP No. 14055X 10 2

Item 7. Materials to be Filed as Exhibits

             Exhibit 1. Amended and Restated Registration Rights Agreement, dated August 30, 2002, among CapitalSource Holdings LLC and the holders of interests in the Issuer who are parties thereto, incorporated by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1, filed on June 12, 2003 (Commission File Number 333-106076).

             Exhibit 2. Lock-up Agreement, dated July 22, 2003, among the Reporting Person, the Issuer, CapitalSource Finance LLC, CapitalSource Holdings LLC, Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets LLC (filed herewith).

CUSIP No. 14055X 10 2

Signature

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

/s/ John K. Delaney John K. Delaney

Date: August 18, 2003